UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40408

Global-E Online Ltd.

(Translation of registrant’s name into English)

9 HaPsagot Street

Petach-Tikva 4951041, Israel

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 11, 2026, Global-E Online Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”), at the Company’s headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the applicable required majority, each of the proposals that were described in the Company’s notice and proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Form 6-K furnished to the U.S. Securities and Exchange Commission on April 6, 2026.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (File No. 333-256403 and File No. 333-264156).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global-E Online Ltd.

Date: May 12, 2026	By: /s/ Amir Schlachet Name: Amir Schlachet
Title: Chief Executive Officer